                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.     2    )
                                          ---------

                            ONYX ACCEPTANCE CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                            COMMON STOCK, $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    682914106
           --------------------------------------------------------
                                 (CUSIP Number)

                              Peter I. Cavallaro,
                          c/o OXFORD RESOURCES CORP.
                       270 South Service Road - P.O. Box 888
                       Melville, NY  11747 - (516) 777-8000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 26, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)


                        (Continued on following pages)

                              Page 1 of  5  Pages



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CUSIP No. 682914106                     13D               Page 2 of 5 Pages
          ---------


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     OXFORD RESOURCES CORP. - 11-2344427
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEW YORK
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    220,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    220,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     220,000
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment No. 2 amends and supplements that certain Schedule 13D (the "Schedule 13D") filed by Oxford Resources Corp. ("Oxford") on
April 4, 1996, as amended from time to time, in connection with Oxford's ownership of shares of common stock ("Common Stock"), $.01 par value per share, of Onyx Acceptance Corp. ("Issuer").



ITEM 4.   PURPOSE OF THE TRANSACTION.

     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto.


     Consistent with Oxford's investment intent set forth in the Schedule 13D, Oxford has to date sold 280,000 shares of Common Stock. In the ordinary course of business, Oxford from time to time evaluates its holdings of securities, and based on such evaluations, may determine to acquire or dispose of securities of specific issuers. Oxford reserves the right to continue to dispose of shares of Common Stock at such time(s) and price(s) per share as it determines.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.



     (a) As of the date hereof, Oxford owns beneficially an aggregate of 220,000 shares of the Common Stock (or approximately 4.0% of the Issuer's Common Stock) based on 5,496,633 shares of Common Stock then outstanding as set forth in the Issuer's most recent filing with the Securities and Exchange Commission.


     (c) Transactions in the Common Stock in the past 60 days by Oxford are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transaction in the Common Stock have been effected during the past sixty days by Oxford.





                             Page 3 of 5 Pages

                                   SIGNATURE



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, and the undersigned agrees that this statement is filed on its behalf.



Dated:    September 30, 1996


                                        OXFORD RESOURCES CORP.





                                        By:    /s/ Peter I. Cavallaro
                                            ---------------------------------
                                              Peter I. Cavallaro
                                              Senior Vice President








                             Page 4 of 5 Pages

                                   SCHEDULE A
                              ____________________

                            SALE OF SHARES BY OXFORD
                             DURING PAST SIXTY DAYS
                          _____________________________


                              AGGREGATE
                NUMBER          SALE          PRICE
DATE OF SALE   OF  SHARES      PROCEEDS      PER SHARE
- ------------   ----------     ---------      ---------

9/6/96         25,000          $350,000       $14.00
9/10/96        25,000           331,250        13.25
9/10/96        25,000           328,125        13.125
9/11/96        25,000           328,125        13.125
9/12/96        25,000           328,125        13.125
9/13/96       100,000         1,287,500        12.875
9/26/96        45,000           517,500        11.50
9/27/96        10,000           115,000        11.50










                             Page 5 of 5 Pages